Exhibit 99.1

Execution Copy

AMENDED AND RESTATED

OPTION TO PURCHASE

THIS AMENDED AND RESTATED OPTION TO PURCHASE (THIS “AGREEMENT”) is made as of September 22, 2023.

AMONG:

1107385 B.C. LTD., a British Columbia company having a mailing address of 800-1199 West Hastings St., Vancouver, BC V6E 3T5

(the “Owner”)

AND:

AKANDA CORP., an Ontario company having a mailing address of 1A, 1B Learoyd Road, New Romney, United Kingdom, TN28 8XU

(the “Optionee”)

WHEREAS:

A.	The parties previously entered into an option to purchase agreement dated September 19, 2023 (the “Prior Agreement”), and the parties desire to amend and restate the Prior Agreement as set forth herein; and

B.	The Owner is the registered and beneficial owner of the Lands in fee simple (as described in this Agreement); and

C.	The Owner has agreed to grant to the Optionee an option to purchase the Lands on the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration Ten United States Dollars (USD10) now paid by the Optionee to the Owner and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the parties, the Owner, and the Optionee agree as follows:

Article 1

INTERPRETATION

1.1                           Definitions. In this Agreement:

(a)	“Akanda Shares” means the common shares in the capital of the Optionee, Akanda Corp., which for certainty are publicly traded on the NASDAQ stock exchange in the United States (the “Exchange”);

(b)	“ALCA” means the Agricultural Land Commission Act S.B.C. 2002, c. 36 and all applicable regulations thereunder;

(c)	“Business Day” means any day that is not a Saturday, Sunday or statutory holiday in British Columbia;

(d)	“CBD Cultivation Approval” means approval or a licence for cannabidiol (CBD) cultivation on the Lands from the applicable Governmental Body;

(e)	“CBD Cultivation Approval Payment” means Seven Hundred and Fifty Thousand United States Dollars (USD750,000) to be paid by the Optionee to the Owner in accordance with this Agreement;

(f)	“Closing Date” means the first Business day that is thirty (30) days after the Exercise Date, or such other date as the Owner, and the Optionee may otherwise agree in writing;

(g)	“Exercise Date” means the date on which notice of the exercise of the Option is delivered by the Optionee to the Owner under section 2.4;

(h)	“First Option Payment” means Six Hundred Thousand United States Dollars (USD600,000), which will be satisfied by the issuance of Akanda Shares in the name of the Owner in accordance with this Agreement;

(i)	“Freehold Transfer” has the meaning given to it in subsection 5.1(a);

(j)	“Governmental Body” means any domestic or foreign, national, federal, provincial, state, municipal or other local government or body and any division, agent, commission, board, or authority of any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, and any domestic, foreign, international, judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel acting under the authority of any of the foregoing;

(k)	“GST” has the meaning given in subsection 4.4(d);

(l)	“Hemp Cultivation Approval” means approval or a licence for hemp cultivation on the Lands from the applicable Governmental Body;

(m)	“Hemp Cultivation Approval Payment” means Seven Hundred and Fifty Thousand United States Dollars (USD750,000) to be paid by the Optionee to the Owner in accordance with this Agreement;

(n)	“Initial Payment” means One Million Eight Hundred Thousand United States Dollars (USD1,800,000) in the aggregate to be satisfied by the issuance of Akanda Shares or the payment of cash on account of the First Option Payment, the Second Option Payment and the Third Option Payment, all as further set out in this Agreement;

(o)	“Lands” means the real property described in Schedule “A”, together with all improvements on the Lands and all rights and benefits appurtenant to the Lands;

(p)	“Laws” means all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal bylaws, whether domestic, foreign or international, any judgments, orders, writs, injunctions, decisions, rulings, decrees, and awards of any Governmental Body, and any published policies or guidelines of any Governmental Body and including, without limitation, any principles of common law and equity;

(q)	“Milestones” means collectively the Hemp Cultivation Approval, the CBD Cultivation Approval, the THC Cultivation Approval and the THC Sales Approval, as the context requires, and “Milestone” means any one of them;

(r)	“Non-refundable Sum” means a portion of the Option Fee equal to One Million Eight Hundred Thousand United States Dollars (USD1,800,000);

(s)	“Option” means the option granted by the Owner in favour of the Optionee under section 2.1;

(t)	“Option Fee” means collectively, the Initial Payment, and if applicable, the Hemp Cultivation Approval Payment, the CBD Cultivation Approval Payment, the THC Cultivation Approval Payment and the THC Sales Approval Payment, or any one or more of the foregoing as the context requires;

(u)	“Optionee’s Solicitors” means Rimon, P.C. or such other lawyer or law firm designated by the Optionee;

(v)	“Owner’s Solicitors” means Farris LLP or such other lawyer or law firm designated by the Owner;

(w)	“Permitted Encumbrances” means, collectively, the legal notations, the charges liens and interests and the other permitted encumbrances described in Schedule “B”;

(x)	“Person” includes an individual, partnership, corporation, trust, unincorporated association, pension plan, joint venture or other entity;

(y)	“Project Documents” means all documents and information, including studies, tests, surveys, investigations, reports (including environmental, geotechnical and engineering reports), plans, specifications, drawings, applications and permits, relating to the condition, development, operation or ownership of the Lands that now or hereafter are within the possession or control of the Owner;

(z)	“Purchase Price” means the amount set out in section 2.2;

(aa)	“Second Option Payment” means Six Hundred Thousand United States Dollars (USD600,000), which will be satisfied by the issuance of Akanda Shares in the name of the Owner or payment in cash in accordance with this Agreement;

(bb)	“THC Cultivation Approval” means approval or a licence for Tetrahydrocannabinol (THC) cultivation on the Lands from the applicable Governmental Body;

(cc)	“THC Cultivation Approval Payment” means One Million United States Dollars (USD500,000) to be paid by the Optionee to the Owner in accordance with this Agreement; and

(dd)	“THC Sales Approval” means approval to sell Tetrahydrocannabinol (THC) from product cultivated from the Lands from the applicable Governmental Body;

(ee)	“THC Sales Approval Payment” means One Million United States Dollars (USD500,000) to be paid by the Optionee to the Owner in accordance with this Agreement; and

(ff)	“Third Option Payment” means Six Hundred Thousand United States Dollars (USD600,000), which will be satisfied by the issuance of Akanda Shares in the name of the Owner or payment in cash in accordance with this Agreement.

1.2                         Currency. All dollar amounts referred to in this Agreement are United States Dollars (USD).

1.3                         Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Province of British Columbia and of Canada applicable in the Province of British Columbia.

1.4                         Schedules. The following are Schedules to this Agreement:

Schedule “A” — Lands Schedule “B” — Permitted Encumbrances

Article 2

GRANT AND EXERCISE OF OPTION

2.1                          Option. The Owner hereby grants to the Optionee the sole and exclusive option, irrevocable within the time herein limited for exercise by the Optionee, to purchase the Lands free and clear of all encumbrances except for the Permitted Encumbrances for the Purchase Price, on the Closing Date, upon and subject to the terms and conditions of this Agreement, including the Optionee paying the Option Fee to the Owner.

2.2                           Purchase Price. The purchase price for the Lands shall be Four Million Three Hundred Thousand United States Dollars (USD4,300,000), provided that any amounts paid pursuant to Section 2.3 below as part of the Option Fee shall be credited towards such purchase price as further described in Section 2.5 (the “Purchase Price”).

2.3                           Option Fee. The Optionee will pay the Option Fee as follows:

(a)	Fifteen (15) days after the execution and delivery of this Agreement and written notice to the Nasdaq Capital Market, the Optionee will issue to the Owner the First Option Payment of 879,895 Akanda Shares.

(b)	On or before the date that is fifteen (15) days after the execution and delivery of this Agreement (the “Second Option Payment Date”), the Optionee will pay to the Owner the Second Option Payment by wire transfer in immediately available funds to the Owner or as the Owner may otherwise direct in writing.

(c)	On or before the date that is thirty (30) days after the execution and delivery of this Agreement (the “Third Option Payment Date”), the Optionee will pay to the Owner the Third Option Payment by wire transfer in immediately available funds to the Owner’s Solicitors (in trust for the Owner).

(d)	On or before the date that is ten (10) Business Days after the Owner gives the Optionee notice and evidence that the Hemp Cultivation Approval has been issued or obtained, as appliable, the Optionee will pay to the Owner the Hemp Cultivation Approval Payment by wire transfer in immediately available funds to the Owner or as the Owner may otherwise direct in writing.

(e)	On or before the date that is ten (10) Business Days after the Owner gives the Optionee notice and evidence that the CBD Cultivation Approval has been issued or obtained, as appliable, the Optionee will pay to the Owner the CBD Cultivation Approval Payment by wire transfer in immediately available funds to the Owner or as the Owner may otherwise direct in writing.

(f)	On or before the date that is ten (10) Business Days after the Owner gives the Optionee notice and evidence that the THC Cultivation Approval has been issued or obtained, as appliable, the Optionee will pay to the Owner the THC Cultivation Approval Payment by wire transfer in immediately available funds to the Owner or as the Owner may otherwise direct in writing.

(g)	On or before the date that is ten (10) Business Days after the Owner gives the Optionee notice and evidence that the THC Sales Approval has been issued or obtained, as appliable, the Optionee will pay to the Owner the THC Sales Approval Payment by wire transfer in immediately available funds to the Owner or as the Owner may otherwise direct in writing.

(h)	If the Optionee fails to make a payment on account of the Option Fee as contemplated by this section 2.3, which failure to pay is not cured by payment in full of such amount that the Optionee has failed to pay (the “Shortfall”) within ten (10) Business Days after the Owner’s written notice to Optionee of such failure, and so long as the Optionee has not contested in good faith that such payment is due, the Option shall upon notice by the Owner to the Optionee be null and void and no longer binding upon the parties and for avoidance of doubt the Owner will be entitled to keep the Non-refundable Sum to the extent paid and will return the balance of the Option Fees paid, if any, to the Optionee.

(i)	If any of the milestones contemplated by Subsections 2.3(d), (e), (f) or (g) above have not been achieved within 24 months after the date of this Agreement, the Option shall upon notice by the Optionee to the Owner be null and void and no longer binding upon the parties and the Owner shall immediately return to the Optionee any and all cash payments of Option Fees and Purchase Price which has been previously paid to the Owner.

(j)	If the Optionee exercises the Option prior to payment of all of the payments of which the Option Fee is comprised, provided that the Optionee satisfies its obligation to pay the Purchase Price in full on the Closing Date as contemplated by this Agreement, the Optionee will not be required to pay the balance of the Option Fee.

The Owner and the Optionee covenant and agree with each other to, immediately after the execution and delivery of this Agreement, take all reasonable steps to cause each of the Milestones to be reached for the Lands in a timely manner. In connection with the foregoing, the Owner and the Optionee will cooperate with each other and with all requests from Governmental Bodies, including providing such information, documents and applications reasonably required by the other and such Governmental Authorities. Each of the Owner and the Optionee will bear their own costs and expenses in connection with satisfying the Milestones.

2.4                          Exercise of Option. The Optionee may exercise the Option at any time until 5:00 pm on the day that is thirty (30) days after the Owner and Optionee have mutually agreed in writing, in good faith, that all the milestones contemplated by Subsections 2.3(d), (e), (f) and (g) above have been achieved by delivering to the Owner written notice of the exercise of the Option. If the Option is exercised as set forth in this section 2.4, this Agreement for the purchase and sale of the Lands shall be completed upon the terms and conditions contained in this Agreement on the Closing Date.

2.5                         Application of Option Fee. The Option Fee (or parts thereof paid by the Optionee) shall be applied on account of the Purchase Price on the Closing Date.

2.6                          Licence for Early Access. The Owner hereby grants to the Optionee a licence, during the Option Term, for it and its authorized representatives to enter upon the Lands from time to time during business hours to carry out, at the Optionee's expense, such tests and inspections as the Optionee or its authorized representatives may deem necessary, provided that (a) the Optionee shall promptly repair any resulting damage to the Lands; (b) the Optionee and its authorized representatives shall comply with all rules and regulations regarding such access, tests and inspections as the Owner may establish from time to time; and (c) prior to accessing the Lands the Owner shall obtain such insurance as the Owner may reasonably require and provide evidence of same on request of the Owner.

2.7                          Short Form of Option. After the Optionee has paid (or satisfied its obligation to pay) the Option Fee in full, the Owner will execute and deliver to the Optionee a registrable short form of this Agreement in a form acceptable to the Optionee, acting reasonably. The Optionee may, at its cost, register such short form of this Agreement against title to the Lands and the Owner will execute any documents reasonably required to effect such registration at the request of the Optionee. If there is any conflict or inconsistency between the terms and conditions of this Agreement and the terms and conditions of the short form of this Agreement, the terms and conditions of this Agreement shall govern and take precedence. If this Agreement is terminated or the Optionee does not exercise the Option within the time and in the manner set forth in section 2.4, the Optionee will, at its sole cost, discharge such short form of this Agreement from title to the Lands promptly upon request by the Owner.

Article 3

ADJUSTMENTS AND POSSESSION

3.1                          Adjustments. All adjustments with respect to taxes, utilities and licences, and all other items normally adjusted between a vendor and purchaser on the sale of similar commercial property shall be made with respect to the Lands as of 12:01 a.m, the Closing Date. The Owner shall receive the benefit of all income and shall be responsible for all expenses relating to the Lands up to 11:59 p.m. on the day preceding the Closing Date, and the Optionee shall receive the benefit of all income and be responsible for all expenses from and including the Closing Date. Any adjustments which are not capable of being adjusted on the Closing Date shall be adjusted between the Owner and the Optionee as soon as possible after the Closing Date.

3.2                          Possession. Subject to completion of the transaction as set out in Article 6, the Optionee shall be entitled to vacant possession of the Lands on the Closing Date, subject to the Permitted Encumbrances.

3.3                          Risk. The Lands shall be at the risk of the Owner until acceptance of the Freehold Transfer for registration in the Land Title Office, and thereafter the Lands shall be at the risk of the Optionee.

3.4                          Expropriation. If the Lands or any material part thereof is expropriated prior to the Closing Date, the Optionee will have the option, in its sole discretion, of (i) completing the purchase and sale of the Lands, in which event the Owner shall assign to the Optionee all proceeds and right to receive proceeds of any expropriation award or other compensation; or (ii)  not completing the purchase and sale of the Lands, in which event neither party will have any further obligations to the other under this Agreement and the Owner will have no claims against the Optionee hereunder.

3.5                          Damage. If, prior to the time of submission for registration of the Freehold Transfer on the Closing Date, any loss or damage occurs to the Lands (other than as a result of any act of the Owner or Owner’s agents, or any breach by Owner of any representation, warranty or covenant of the Owner contained in this Agreement), the Optionee may choose, at its sole discretion to either (a) complete the transaction contemplated by this Agreement and receive any insurance proceeds (which shall be assigned by the Owner to the Optionee) pursuant to any policy of insurance carried by the Owner or (b) terminate the Option, at which time the Owner shall immediately return to the Optionee any and all Option Fees and Purchase Price which has been previously paid to the Owner. There will be no further compensation to the Optionee to the extent insurance proceeds are inadequate to repair any damage.

Article 4

REPRESENTATIONS, WARRANTIES and covenants

4.1                          Representations and Warranties of the Owner. The Owner represents and warrants to the Optionee, regardless of any independent investigations that the Optionee may cause to be made, that:

(a)	the Owner is a company duly incorporated and validly existing under the laws of British Columbia and duly qualified to carry on business in British Columbia and has the corporate power and capacity to own its interest in its assets, and to enter into and to carry out the transactions contemplated in this Agreement;

(b)	the execution and delivery of this Agreement and the completion of the transactions contemplated in this Agreement have been duly authorized by all necessary corporate action on the part of the Owner;

(c)	the Owner is not a non-resident of Canada for the purposes of the Income Tax Act (Canada);

(d)	the Owner is the registered and beneficial owner of the Lands and had good and marketable title to the Lands in fee simple free and clear of all liens, charges, and encumbrances except for the Permitted Encumbrances (and those encumbrances to be discharged by the Owner in conjunction with the closing of the transactions contemplated herein);

(e)	the Owner’s ownership and use of the Lands has been in compliance with the requirements of the ALCA at all times, and the Owner is not in contravention of the requirements of the ALCA;

(f)	the Owner has the authority to grant the option to the Optionee under this Agreement and to complete the transactions contemplated by this Agreement;

(g)	there are no unpaid taxes, rates, levies and assessments of any nature and kind assessed or imposed against the Lands or any part of the Lands;

(h)	at the date of this Agreement, the Permitted Encumbrances have been duly observed and performed by the Owner and are in good standing and in full force and effect, and there are no defaults thereunder;

(i)	the Owner is not aware of and has not received notice of:

(i)	adverse soil conditions existing on the Lands;

(ii)	contraventions of environmental laws affecting the Lands; and/or

(iii)	any underground storage tanks located on the Lands;

(j)	no Person, other than the Optionee, has any right, agreement, privilege or option to acquire, own, lease, licence, occupy, or use all or any part of the Lands;

(k)	the Owner has not received any notice of and does not have any knowledge of:

(i)	any pending or threatened action or proceeding relating to expropriation of the Lands or any part thereof by any Governmental Body; or

(ii)	any application for any Governmental Body, or intention of any Governmental Body, to alter any applicable zoning bylaws or official community plan so as to affect or potentially affect the Lands or the zoning or permitted uses thereof;

(l)	there is no action, suit, claim, litigation or proceeding pending or, to the knowledge of the Owner, threatened before any court, arbitrator, arbitration panel or administrative tribunal or agency with respect to:

(i)	the Lands or the zoning, subdivision, development, occupation, use or condition thereof; or

(ii)	the Owner which, if decided adversely to the Owner, would materially affect the ability of the Owner or either of them to perform any of its obligations under this Agreement; and

(m)	there is no rezoning, development permit, development variance permit or building permit, or any application therefor, outstanding with respect to the Lands or any part thereof.

(n)	To the Owner’s knowledge, the Project Documents are accurate, complete, up-to-date and not misleading.

4.2                          The Owner’s Warranties and Representations as of the Closing Date. The Owner covenants and agrees that all representations and warranties of the Owner set forth in this Agreement or in any document delivered in connection with the Option and the purchase and sale contemplated by this Agreement will be true and correct in all material respects at and as of the closing (as if such representations and warranties were made on the Closing Date).

4.3                          Survival of the Owner’s Representations and Warranties. The representations and warranties of the Owner set forth in this Agreement or in any document delivered in connection with the purchase and sale contemplated by this Agreement shall survive the closing of the purchase and sale of the Lands provided for in this Agreement for one (1) year following the Closing Date and, notwithstanding such closing nor any investigation made by or on behalf of the Optionee, shall continue in full force and effect for the benefit of the Optionee. The Owner acknowledges that the Optionee is relying upon such representations and warranties in entering into this Agreement.

4.4                          The Owner's Covenants. The Owner undertakes and agrees, during the Option Term:

(a)	not to change or apply to change the zoning for the Lands except as consented to in writing by the Optionee;

(b)	to maintain the Lands in their existing condition and not make any major removals, alterations, or changes thereto, except as may be required by law, and then by providing notice thereof to the Optionee;

(c)	to promptly provide the Optionee with copies of notices of default, violation, deficiency, or change affecting the Lands sent to or received by the Owner;

(d)	to comply with the requirements of the ALCA at all times in respect of the Lands; and

(e)	to promptly notify the Optionee if there is any change in the condition of the Lands.

4.5                          Further Encumbrances. The Owner agrees that during the Option Term, it will not grant any charge, easement, right, licence, tenancy, or other encumbrance, or amend any Permitted Encumbrances affecting the Lands that will not be discharged on the Closing Date without the Optionee's prior written consent, which consent may be withheld at the Optionee’s discretion.

4.6                          Optionee’s Representations and Warranties. The Optionee represents and warrants to the Owner, regardless of any independent investigation that the Owner may cause to be made, that:

(a)	the Optionee is a corporation incorporated and validly existing under the laws of Ontario and is duly qualified to carry on business in British Columbia;

(b)	the Optionee has the corporate power and capacity to enter into and carry out the transactions contemplated in this Agreement;

(c)	the execution and delivery of this Agreement and the completion of the transactions contemplated in this Agreement have been duly authorized by all necessary corporate action on the part of the Optionee and by all necessary Governmental Bodies; and

(d)	the Optionee is registered for Harmonized Sales Tax/Goods and Service Tax (“GST”) purposes, its GST registration number is [•], and it will remit or account for GST payable in respect of the payment of the Option Fee, the Purchase Price and its purchase of the Lands in accordance with the Excise Tax Act (Canada).

4.7                          Optionee’s Warranties and Representations as of the Closing Date. The Optionee covenants and agrees that all representations and warranties of the Optionee set forth in this Agreement or in any document delivered in connection with the purchase and sale contemplated by this Agreement will be true and correct at and as of the closing in all material respects (as if such representations and warranties were made on the Closing Date).

4.8                          Survival of Optionee’s Representations and Warranties. The representations and warranties of the Optionee set forth in this Agreement or in any document delivered in connection with the purchase and sale contemplated by this Agreement shall survive the closing of the purchase and sale of the Lands provided for in this Agreement for one (1) year following the Closing Date and, notwithstanding such closing nor any investigation made by or on behalf of the Owner, shall continue in full force and effect for the benefit of the Owner. The Optionee acknowledges that the Owner are relying upon such representations and warranties in entering into this Agreement.

4.9                          Project Documents; Confidentiality. The Owner covenants to maintain and deliver to the Optionee on request copies of all Project Documents that are or may hereafter be in the possession or control of the Owner. The Owner further covenants that it will until the Closing Date provide the Optionee, on reasonable prior notice, reasonable access to its files for the Lands during regular business hours and the Optionee shall be entitled, at its cost, to make photocopies of such of the material in those files as the Optionee may request. The Optionee acknowledges that the Owner shall not have any liability for any errors, omissions or inaccuracies in any such information or materials provided by the Owner to the Optionee pursuant to this section, except to the extent of any express representation, warranty, covenant or agreement of the Owner contained in this Agreement. All such materials, whether made available to the Optionee before, on or after the date of this Agreement, may be retained by the Optionee and used as part of its due diligence before and after completion of the purchase and sale of the Lands pursuant to this Agreement. From the date of this Agreement to the Closing Date, the Optionee covenants agrees to keep the contents of all Project Documents and all material non-public information regarding the Owner and/or the Lands (collectively, the “Confidential Information”) confidential and only to use same for the purposes of evaluating the Lands and the transactions contemplated by this Agreement and obtaining financing in respect of same, provided however that nothing in this Agreement will prevent the Optionee from disclosing the Confidential Information on the same confidential basis to its own directors, officers, employees, professional advisors or consultants who need to know such information or from disclosing the Confidential Information in any filings or notices. If the Optionee does not complete the purchase of the Lands as contemplated by this Agreement, the Optionee will on demand return all such materials to the Owner, or destroy same and provide certification and such reasonable evidence as the Owner may require of such destruction.

4.10                        Authorizations. The Owner shall provide to the Optionee on request all written authorizations that the Optionee may reasonably request for the purposes of the Optionee’s due diligence enquiries of Governmental Bodies with respect to the Owner and the Lands, and shall otherwise co-operate with and assist the Optionee with its due diligence in respect of the Owner, the Lands and the transactions contemplated by this Agreement.

4.11                        Site Profile. The Optionee waives, to the extent permitted by law, any requirement for the Owner to obtain or provide to the Optionee a “site profile” or any other environmental report for the Lands under the Environmental Management Act (British Columbia) or ay regulations in respect thereto.

Article 5

PREPARATION OF CLOSING DOCUMENTS

5.1                          Delivery of Documents – the Owner. On or before the Closing Date, the Owner shall cause the Owner’s Solicitors to deliver to the Optionee’s Solicitors the following items, in form and content satisfactory to the Optionee’s Solicitors, acting reasonably, and duly executed by the Owner and the other parties thereto and in registrable form wherever appropriate, to be dealt with under Article 6:

(a)	a Land Title Act Form A Freehold Transfer conveying the Lands to the Optionee, subject only to the Permitted Encumbrances (the “Freehold Transfer”);

(b)	a statutory declaration declaring that it is not a non-resident of Canada within the meaning of the Income Tax Act (Canada) and providing all such additional information as is necessary for the completion of the Property Transfer Tax Application to be filed by the Optionee on closing;

(c)	if applicable, an assignment of any leases and service contracts with respect to the Lands that are being assumed by the Optionee;

(d)	an assignment to the Optionee of all of the Owner’s rights under any warranties and guarantees which entitle the Owner to any rights against a contractor or supplier engaged in the construction, repair, maintenance, renovation or modification of any improvements on the Lands or any part thereof, to the extent that such rights can be assigned;

(e)	a certificate of an authorized officer of the Owner dated the Closing Date certifying that each of the warranties and representations of the Owner set out in this Agreement is true and accurate on the Closing Date in all material respects or, to the extent any such representation or warranty is untrue or inaccurate, setting out in reasonable detail a description of the facts which give rise to such untruthfulness or inaccuracy;

(f)	a statement of adjustments; and

(g)	such further deeds, acts, things, certificates and assurances as may be requisite in the reasonable opinion of the Optionee’s Solicitors for more perfectly and absolutely assigning, transferring, conveying and assuring to and vesting in the Optionee, all right, title and interest of the Owner in and to the Lands free and clear of any lien, charge, encumbrance or legal notation other than the Permitted Encumbrances as contemplated in this Agreement.

5.2                          Delivery of Documents – Optionee. On or before the Closing Date, the Optionee shall deliver to the Optionee’s Solicitors the following items, in form and content satisfactory to the Owner’s Solicitors, acting reasonably, and duly executed by the Optionee, and in registrable form where appropriate, to be dealt with under Article 6:

(a)	a statement of adjustments;

(b)	a certificate of an authorized officer of the Optionee confirming the registration status of the Optionee under the Excise Tax Act (Canada); and

(c)	a certificate of an authorized officer of the Optionee dated the Closing Date certifying that each of the representations and warranties of the Optionee set out in this Agreement is true and accurate on the Closing Date in all material respects or, to the extent any such representation or warranty is untrue or inaccurate, setting out in reasonable detail a description of the facts which give rise to such untruthfulness or inaccuracy.

5.3                          Preparation of Documents. The documents contemplated in sections 5.1 and 5.2 will be prepared by the Optionee’s Solicitors, to the extent that preparation is required, and delivered to the Owner’s Solicitors at least two Business Days before the Closing Date.

Article 6

CLOSING PROCEDURE

6.1                          Payment in Trust. On or before the Closing Date the Optionee shall pay to the Optionee’s Solicitors in trust the balance of the Purchase Price (adjusted in accordance with section 3.1), after deducting the Option Fee (or part thereof paid by the Optionee to the Owner). The Owner irrevocably directs the Optionee to cause the Optionee’s Solicitors to pay the adjusted Purchase Price to the Owner’s Solicitors to the extent contemplated in this Article 6 and this shall be its good and sufficient authority for so doing.

6.2                          Registration. Forthwith following the payment in section 6.1 and after receipt by the Optionee’s Solicitors of the documents and items referred to in sections 5.1 and 5.2, if applicable, the Optionee shall cause the Optionee’s Solicitors to file the Freehold Transfer in the applicable Land Title Office.

6.3                          Payment. Forthwith following the filing referred to in section 6.2 and upon the Optionee’s Solicitors being satisfied as to the priority of the Freehold Transfer, after conducting a post-filing for registration check of the property title for the Lands disclosing only the following:

(a)	the existing title number to the Lands;

(b)	the Permitted Encumbrances;

(c)	any charges with respect to which the Owner’s Solicitors have extended to the Optionee’s Solicitors satisfactory undertakings for the discharge and release of such charges;

(d)	pending numbers assigned to the Freehold Transfer, if applicable; and

(e)	pending number assigned to charges granted by the Optionee or in connection with the Optionee’s financing on closing, if applicable;

the Optionee shall cause the Optionee’s Solicitors to deliver to the Owner’s Solicitors a solicitor’s trust cheque or bank draft for the adjusted Purchase Price, less the Option Fee applied on account of the Purchase Price, and to release the items referred to in sections 5.1 and 5.2 to the Optionee and the Owner, as the case may be. The Optionee’s Solicitors shall undertake to forthwith apply to withdraw the registrations referred to in sections 6.3(f) and (g) if a solicitor’s trust cheque or bank draft for the adjusted Purchase Price is not delivered to the Owner’s Solicitors on the Closing Date.

6.4                          Concurrent Requirements. It is a condition of this Agreement that all requirements of this Article 6 are concurrent requirements and it is specifically agreed that nothing shall be completed on the Closing Date until everything required to be paid, executed and delivered on the Closing Date has been so paid, executed and delivered and until the Optionee’s Solicitors have satisfied themselves as to the registration and priority of the Freehold Transfer.

6.5                          Discharge of Lender’s Security. If on the Closing Date there are any judgments, liens, claims of lien or any other encumbrances of a financial nature against title to the Lands which are not Permitted Encumbrances, then the Owner will not be required to clear the title to the Lands prior to the receipt of the net sales proceeds of the Lands but will be obligated to do so forthwith following receipt of the net sale proceeds to the Owner’s Solicitors on the condition that the Owner’s Solicitors undertake to discharge any such judgment, lien, claim of lien or other Encumbrance of a financial nature within a reasonable period of time after the Closing Date in an undertaking substantially in the form of the CBA standard undertakings used for the purchase and sale of real estate in British Columbia with such amendments as the Optionee’s Solicitors and the Owner’s Solicitors agree, each acting reasonably.

6.6                          Optionee’s Financing. If the Optionee is relying upon a new mortgage or mortgages to finance part of the Purchase Price, the Optionee while still required to pay the amount due to the Owner pursuant to sections 2.2 and 6.3 on the Closing Date, may wait to pay the amount due to the Owner pursuant to sections 2.2 and 6.3 to the Owner until after the new mortgage documents have been submitted for registration in the applicable Land Title Office, but only if, before such submission, the Optionee has:

(a)	deposited with the Optionee’s Solicitors that portion of the amount due to the Owner pursuant to sections 2.2 and 6.3 not secured by the new mortgage(s);

(b)	fulfilled all the new mortgagee(s)’ conditions for funding except submitting the mortgage(s) for registration; and

(c)	made available to the Owner, a lawyer’s undertaking to pay the Purchase Price due on the Closing Date upon the submission for registration of the new mortgage documents and the advance by the Optionee’s mortgagee(s) of the mortgage proceeds.

Article 7

MISCELLANEOUS

7.1                          Time. Time will be of the essence of this Agreement and will remain of the essence notwithstanding the extension of any of the dates under this Agreement.

7.2                          No Waiver. No failure or delay on the part of either party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as may be limited in this Agreement, either party may, in its sole discretion, exercise any and all rights, powers, remedies and recourses available to it under this Agreement or any other remedy available to it and such rights, powers, remedies and recourses may be exercised concurrently or individually without the necessity of making any election.

7.3                          Tender. It is agreed that any tender of documents or money may be made upon the respective solicitors for the parties and that it will be sufficient to tender a solicitor’s trust cheque, or a bank draft drawn on or wire transfer from a Canadian chartered bank, rather than cash.

7.4                          Legal Fees. Each party shall pay its own legal fees. The Optionee shall be responsible for all registration fees and property transfer tax payable in connection with the registration of the Option and the Freehold Transfer.

7.5                          Goods and Services Tax and Property Transfer Tax.      The Optionee is responsible to pay applicable GST and the property transfer tax (if any) in accordance with the Property Transfer Tax Act (British Columbia) on the Option Fee and the Purchase Price. If the Optionee is a registrant for GST on the Closing Date, the Optionee covenants to account for GST directly with the taxing authority in accordance with the Excise Tax Act (Canada). The Optionee hereby coveants and agrees to pay, indemnify and hold harmless the Owner from and against all claims or losses incurred by the Owner directly or indirectly arising in connection with the payment of GST and property transfer tax with respect to the completion of the transactions contemplated by this Agreement, including without limitation all penalties and interest thereon.

7.6                          Entire Agreement. This Agreement, the registrable short form of this Agreement contemplated by section 2.7, and the agreements, instruments and other documents entered into under this Agreement set forth the entire agreement and understanding of the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings among the parties with respect to the matters herein and there are no oral or written agreements, promises, warranties, terms, conditions, representations or collateral agreements, express or implied, other than those contained in this Agreement.

7.7                          Amendment. This Agreement may be altered or amended only by an agreement in writing signed by the parties.

7.8                          Further Assurances. Each of the parties shall at all times and from time to time and upon reasonable request do, execute and deliver all further assurances, acts and documents for the purpose of evidencing and giving full force and effect to the covenants, agreements and provisions in this Agreement.

7.9                          Notices. Any demand or notice which may be given under this Agreement shall be in writing and delivered or telecopied addressed to the parties as follows:

(a)	To the Optionee:

1A, 1B Learoyd Road
New Romney, United Kingdom,
TN28 8XU

Attention: President

with a copy to:

Rimon, P.C.
423 Washington Street, Suite 600
San Francisco, CA 94111
Attention: Mark C. Lee
Email: mark.c.lee@rimonlaw.com

(b)	To the Owner:

800-1199 West Hastings St.
Vancouver, BC V6E 3T5
CANADA

Attention: President

with a copy to:

Farris LLP
2500-700 West Georgia St.
Vancouver, BC V7Y 1B3
CANADA

Fax: 604-661-9349
Attention: Peter Roth

or at such other address or facsimile number as either party may specify in writing to the other. The time of giving and receiving any such notice shall be deemed to be on the day of delivery or transmittal.

7.10                          Agency Disclosure. The Owner and the Optionee represent to each other that neither has engaged, or become obligated to a real estate broker, in respect of this Agreement or any purchase and sale of the Lands pursuant hereto.

7.11                          Assignment. The Optionee may not assign its interest in this Agreement (including without limitation the rights under the Option or the rights to acquire the Lands) to any other Person without the prior written consent of the Owner.

7.12                          Counterparts. This Agreement may be executed in any number of original counterparts, with the same effect as it all the parties had signed the same document, and will become effective when one or more counterparts have been signed by all of the parties and delivered to each of the parties. All counterparts shall be construed together and evidence only one agreement, which, notwithstanding the dates of execution of any counterparts, shall be deemed to be dated the reference date set out above, and only one of which need be produced for any purpose.

7.13                          Binding Effect. This Agreement shall enure to the benefit of and be binding upon the heirs, executors, administrators, legal and personal representatives, successors and permitted assigns of the parties, as applicable.

7.14                          Electronic Execution. This Agreement may be executed by the parties and transmitted by electronic facsimile transmission and when it is executed and transmitted this Agreement shall be for all purposes as effective as if the parties had delivered an executed original Agreement.

7.15                          Joint and Several Liability. If a party is comprised of two or more persons, the representations, warranties, covenants, agreements and obligations of that party are joint and several representations, warranties, covenants, agreements and obligations of the persons who comprise that party except where otherwise specifically provided.

7.16                          Prior Agreement. The Prior Agreement shall be deemed null and void.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

1107385 B.C. LTD.

Per:
Authorized Signatory

AKANDA CORP.

Per:
Authorized Signatory

Signature Page to Amended and Restated Option to Purchase Agreement

SCHEDULE “A”

SCHEDULE “B”